Exhibit 7.1

Explanation of ratio calculations

Other financial data	2017	2016	2015	2014	2013
Dividend payout ratio (1)	—	—	—	10.1%	—
Return on average total assets (2)	0.68%	(0.28%)	(0.39%)	0.50%	(1.54%)
Return on average ordinary shareholders’ equity (3)	12.8%	(5.3%)	(7.7%)	11.7%	(34.4%)
Average owners’ equity as a percentage of average total assets	5.4%	5.2%	5.0%	4.3%	4.5%
Ratio of earnings to combined
fixed charges and preference share dividends (4,5)
- including interest on deposits	5.30	2.44	1.56	1.46	0.49
- excluding interest on deposits	15.35	6.64	3.64	3.87	(4.79)
Ratio of earnings to fixed charges only (4,5)
- including interest on deposits	5.30	2.44	1.56	1.46	0.49
- excluding interest on deposits	15.35	6.64	3.64	3.87	(4.79)

Notes:

(1)  Dividend payout ratio represents dividends paid and current year final dividends proposed as a percentage of net profit attributable to ordinary shareholders.

(2)  Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(3)  Return on average ordinary shareholders’ equity represents (loss)/profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.

(4)  For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(5)  The earnings for the year ended 31 December 2013 was inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the year ended 31 December 2013 was £2,855 million ($4,475 million). The coverage deficiency for fixed charges only for the year ended 31 December 2013 was £2,855 million ($4,475 million). Dollar amounts have been converted from sterling at the following rates which are the average of the Noon Buying Rates on the last US business day of each month during the relevant year: $1.5673 for the year ended December 31, 2013.